November 6, 2024

Jonathan R. Root
Chief Financial Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, WI 53208

       Re: Harley-Davidson, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-09183
Dear Jonathan R. Root:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing